Contact

ajripin@hotmail.com

www.linkedin.com/in/mobilelearning (LinkedIn)

Top Skills

DreamDegree
Start-ups
Disruptive Technologies

Languages

Japanese

Publications

https://www.youtube.com/watch?v=zplyxYQDeCc

A.J. Ripin

Chief Strategy Officer and Treasurer at AppleSeed Companies
West Palm Beach

Summary

Catalyzing Growth, Investment and Access to Capital
Board Member
Entrepreneur
Executive
Mentor
Ultrarunner
Blockchain
Florida
Israel
Poland
New Space
Public Private Partnerships

Experience

AppleSeed Companies
Chief Strategy Officer and Treasurer
April 2020 - Present (6 months)
Orlando, Florida, United States

AppleSeed Capital is uniquely positioned to acquire companies within the decentralized finance and digital transition industries. The Company focuses in Applied Blockchain Solutions it believes will significantly disrupt markets in digital transformation. Many companies actively are seeking capital funding, resources, expertise, liquidity and services to grow without savvy expertise in financing, capital formation, networks, and marketplace experience. Answers aren't streamlined and do not connect as aligned services. Digital transition and digital finance solutions are soon to upend the global marketplace.

Merging Traffic, LLC
Chief of Staff
October 2015 - Present (5 years)
Orlando, Florida Area

Merging Traffic is a Global Capital Formation Engine catalyzing growth, investment and access to capital in emerging technologies.

Startup Nation Ventures (SUNV)
Cofounder, Chief Operating Officer
March 2017 - Present (3 years 7 months)
Tampa | Lake Nona [Orlando] | Tel-Aviv [Israel]

SUNV provides the most promising, early-stage companies with strategic, operational, and financial support. We accelerate Israeli and International Tech Startups success into global expansion through product adoption / adaptation in the US Market.

Moving Knowledge
Chief Operating Officer
January 2007 - Present (13 years 9 months)

Moving Knowledge is the mobile learning systems integration spin-off brand from UCF's Institute for Simulation and Training. The company is commercializing several mobile technologies including the Moving Knowledge Engine for managing mobile interactive experiences. The toolset has been used to manage mobile learning games and simulations at Microsoft, Johnson & Johnson, the US DoD, Google and others. A.J. is also guiding Significant Technology- a nonprofit company developing a mobile-enabled online degree and eResource kit.

Mixed Emerging Technology Innovation Lab (METIL) Institute for Simulation and Training | UCF
Advocate
March 2007 - Present (13 years 7 months)

Mixed Emerging Technology Integration Lab (METIL) | UCF's Institute for Simulation and Training
The team has built mHealth solutions, simulations, games, eLearning, mobile and enterprise IT systems for Google, J&J, VA, U.S. military and UCF's College of Medicine among others. Recent projects include Lake Nona's Intelligent Home prototype and SignificantTechnology, a mobile-enabled online degree and eResource kit. The Lab encourages spinoffs from the lab as part of the innovation process and has launched Moving Knowledge and several other for-profit and nonprofit ventures as examples. Simulation, mobilization, mobile patient records and medical decision support systems, visualization systems, scalability models, secure mobile data communications, gaming, innovation management and operational excellence are current research topics.

MEM-CARDS CORPORATION
EXECUTIVE VICE PRESIDENT, CO-FOUNDER

January 2000 - March 2007 (7 years 3 months)

Co-created Mem-Cards®, a unique, card-based learning tool. Mem-Cards® are based upon the best ideas and insights from best-selling personal/ professional development books and corporate training materials.
Converted card-based product into Mobile Mem-Cards®, which are electronic versions formatted for delivery and use with any cell phones, Blackberries, Windows Mobile devices, Palm OS devices or laptop computers.
--Broadened product line to 8 key business markets.
--Expanded library to over 200 professional and personal development books of well-known titles and authors, such as: Stephen R. Covey, Ken Blanchard, Tom Peters, Marcus Buckingham, Harvey Mackay, Napoleon Hill, “First, Break All the Rules,” “The 7 Habits of Highly Effective People,” “Training for DUMMIES®,” and “Who Moved My Cheese?”
--Arranged strategic licensing agreements with more than 15 publishing companies.

SILVERBACK CORPORATION
MARKETING MANAGER
May 1996 - January 1999 (2 years 9 months)

Managed the complete field promotion campaign in key market areas across New York State, Connecticut, and Massachusetts, and Washington State to market products like Snapple, Nescafé, Virgin Cola, Frito-Lay, Pepsi ONE, Lipton Brisk, and Pop Tarts.

Education

University of Hartford
Bachelor of Science (BS), Entrepreneurship/Entrepreneurial Studies · (1992 - 1996)